Contact

www.linkedin.com/in/
nektariosbaziotis (LinkedIn)
enki.tech/ (Company)
apogee.gr/ (Company)
calendly.com/enkitech (Other)

Top Skills

Project Management
Business Development
Artificial Intelligence (AI)

Languages

English (Native or Bilingual)
Greek (Native or Bilingual)
Italian (Full Professional)
French (Professional Working)
Spanish (Professional Working)

Publications

"WinMe a Career" a career success workbook
INSIST - Create your dream career

Nektar Baziotis

Artificial Intelligence | EdTech | Entrepreneur
Santa Monica, California, United States

Summary

Follow me for Artificial Intelligence and E-Learning strategies, resources, and job openings!

Nektar Baziotis is an experienced entrepreneur and technology leader with over 20 years of experience in international business development, IT project management, IT business consulting, e-learning, and artificial intelligence. As the founder of ICARUS AI Inc. and co-founder of ENKI Inc. and Apogee Information Systems, Nektar has successfully implemented large-scale IT products and services for the United Nations, the European Commission, the European Parliament, organizations, companies, and startups across multiple countries.

Nektar has been featured in various magazines for his expertise in artificial intelligence, e-learning strategies, and implementation roadmaps. He holds a BA in Mathematics from AUTH GR, a Master of Business Administration from Sheffield UK, and has completed additional studies in artificial intelligence from MIT US and entrepreneurship from Wharton US.

At ICARUS AI, Nektar leads a team of experts who have developed an adaptable e-learning platform that combines knowledge management, machine learning, and cognitive understanding.
He has deployed a strategy for combining e-learning and artificial intelligence, positioning ICARUS AI as a leading technological innovation. Nektar is driven and ambitious, constantly seeking new ways to revolutionize the e-learning industry.

Instagram: instagram.com/nektarenki/ | Twitter: twitter.com/nektarenki/

Experience

ICARUS AI E-Learning

Chief Executive Officer - Founder

December 2020 - Present (2 years 5 months)

Santa Monica, California, United States

Edtech AI Platform, providing education across the world.

National Small Business Association

NSBA Leadership Council

February 2023 - Present (3 months)

Washington, District of Columbia, United States

NSBA is a staunchly nonpartisan organization, with decades of small-business advocacy expertise.

ENKI Technologies inc.

President - Co-Founder

May 2015 - Present (8 years)

Santa Monica, California, United States

With strong cross-market experience, we provide solid solutions and business strategy

- Project Management
- Business Development and Strategic Expansion
- E-learning Strategist and Consultant
- Artificial Intelligence
- HR Strategy and Planning

Expert Dojo

Chief Technology Officer

August 2014 - Present (8 years 9 months)

Santa Monica, California, United States

Responsible for Developments and Tech Decisions for Expert Dojo.

Recent works include, official website, and development of the platform dedicated to investors and startups.

Apogee Information Systems

Founder & Managing Director

August 2005 - Present (17 years 9 months)

- Project management and Team coordination on EU-projects
- Information Systems & Database expert

- Communication Development
- International Business
- E-learning Expert
- Human Resources Management

European Railway Agency
Business Analyst
December 2011 - December 2012 (1 year 1 month)

- Facilitation of feasibility study;
- Business analysis;
- Defining actual situation and business models;
- Identification of a technical implementation approach;
- Database design;
- Cost factor analysis.

Cedefop
Project manager
November 2002 - October 2004 (2 years)

Fields of expertise:

1. Project management
2. Developing web projects & sophisticated web sites,
3. Web server (internal and public) server administration.
4. Database server administration.
5. Database design and implementation.
6. Webmaster on eurolib.net and europass.

Projects & implementations:

1. EUROPASS, http://europass.cedefop.eu.int/
2. VET-DET, Thesaurus system over web.
3. ICT, http://ict.cedefop.eu.int/
4. CEN, http://cen.cedefop.eu.int/
5. CEDEFOP Languages database
6. ETV, http://www.trainingvillage.gr/
7. Workflow system for the Development Unit Department

Telemach International
IT Director
August 2000 - November 2002 (2 years 4 months)

Greater New York City Area - Thessaloniki Greece

Director of the web development department and Project manager. Responsible for Electronic Document Management System Filenet installations & support, Windows 2000 Server installation – administration - management, SQL Server administrator, LAN Administrator, Director of engineers. Autonomy Server and Autonomy Portal in a Box Installation, Customer Requirements Analysis, Sale & Administrator demonstrations responsible.

Education

Massachusetts Institute of Technology

Artificial Intelligence · (2019 - 2019)

The Wharton School

Entrepreneurship/Entrepreneurial Studies · (June 2021 - September 2022)

The University of Sheffield

Master of Business Administration - MBA, Business · (2002 - 2004)

Aristoteleion Panepistimion Thessalonikis

Bachelor's degree, mathematics · (1997)